UNITED STATES

SECURITIES& EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 2)*

Augmedix, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

05105P 107
(CUSIP Number)

Redmile Group, LLC Jeremy C. Green One Letterman Drive, Bldg D, Ste D3-300 San Francisco, CA 94129 Attention: Legal Department (415) 489-9980
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 28, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Group, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
15,871,125 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
15,871,125 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,871,125 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

(1) The source of funds was working capital of the Redmile Funds (as defined in footnote (2) below).

(2) The aggregate amount of shares of common stock, $0.0001 par value per share, of the Issuer (the “Common Stock”) that may be deemed beneficially owned by the Reporting Person are held directly by certain private investment vehicles and separately managed accounts (collectively, the “Redmile Funds”), including Redmile Private Investments II, L.P., RAF, L.P. and RedCo I, L.P. Redmile Group, LLC (“Redmile”) is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 37,151,665 shares of Common Stock outstanding as of October 28, 2021, as disclosed in the Issuer’s final prospectus to the Registration Statement on Form S-1 filed with the SEC on October 28, 2021 (the “Prospectus”), plus (b) 1,490,798 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Jeremy C. Green
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
15,871,125 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
15,871,125 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,871,125 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.1% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) The source of funds was working capital of the Redmile Funds.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person are held directly by the Redmile Funds, including Redmile Private Investments II, L.P., RAF, L.P. and RedCo I, L.P. Redmile is the investment manager/adviser to each Redmile Fund and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(3) Percent of class calculated based on: (a) 37,151,665 shares of Common Stock outstanding as of October 28, 2021, as disclosed in the Prospectus plus (b) 1,490,798 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
Redmile Private Investments II, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
7,135,652 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
7,135,652 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,135,652 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.7% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by the Reporting Person.

(3) Percent of class calculated based on: (a) 37,151,665 shares of Common Stock outstanding as of October 28, 2021, as disclosed in the Prospectus,plus (b) 917,414 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RAF, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
2,332,133 (2)
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,332,133 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,332,133 (2)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.2% (3)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Person is comprised of 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by the Reporting Person.

(3) Percent of class calculated based on: (a) 37,151,665 shares of Common Stock outstanding as of October 28, 2021, as disclosed in the Prospectus, plus (c) 573,384 shares of Common Stock issuable upon the exercise of a warrant that is currently exercisable.

CUSIP No.: 05105P 107

1.	NAME OF REPORTING PERSON
RedCo I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (1)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
0
	8.	SHARED VOTING POWER
5,000,000
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
5,000,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,000,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.5% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The source of funds was working capital of the Reporting Person.

(2) Percent of class calculated based on 37,151,665 shares of Common Stock outstanding as of October 28, 2021, as disclosed in the Prospectus.

This amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the SEC on October 15, 2020, as previously amended and supplemented by the amendment No. 1 to the Schedule 13D filed with the SEC on March 1, 2021 (together, the “Prior Schedule 13D”), by Redmile Group, LLC (“Redmile”), Jeremy C. Green, Redmile Private Investments II, L.P., RAF, L.P. and RedCo I, L.P. (collectively, the “Reporting Persons”), relating to the Common Stock of Augmedix, Inc., a Delaware corporation (the “Issuer”).

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately after the last paragraph of Item 3:

In an underwritten public offering (the “Offering”) on October 28, 2021, Augmedix sold an aggregate of 10 million shares of its Common Stock at a public offering price of $4.00 per share and granted to the underwriters an option to purchase up to an additional 1,500,000 shares of Common Stock at the public offering price less the underwriting discounts and commissions. Redmile Private Investments II, L.P. purchased an aggregate of 1,625,000 shares of Common Stock in the Offering at the public offering price. The source of funds was working capital of Redmile Private Investments II, L.P.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The aggregate amount of shares of Common Stock that may be deemed beneficially owned by the Reporting Persons is comprised of the following: (i) 521,140 shares of Common Stock held by Redmile Capital Fund, L.P., (ii) 687,397 shares of Common Stock held by Redmile Capital Offshore II Master Fund, Ltd., (iii) 161,889 shares of Common Stock held by Redmile Capital Offshore Master Fund, Ltd., (iv) 32,914 shares of Common Stock held by Redmile Strategic Master Fund, LP, (v) 6,218,238 shares of Common Stock and a warrant to purchase 917,414 shares of Common Stock held by Redmile Private Investments II, L.P., (vi) 1,758,749 shares of Common Stock and a warrant to purchase 573,384 shares of Common Stock held by RAF, L.P., and (vii) 5,000,000 shares of Common Stock held by RedCo I, L.P. Redmile is the investment manager/adviser to each of the private investment vehicles and separately managed accounts listed in items (i) through (vii) (collectively, the “Redmile Funds”) and, in such capacity, exercises sole voting and investment power over all of the shares held by the Redmile Funds and may be deemed to be the beneficial owner of these shares. Jeremy C. Green serves as the managing member of Redmile and also may be deemed to be the beneficial owner of these shares. Redmile, Mr. Green and each Redmile Fund each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

For purposes of this Schedule 13D, the percent of class was calculated based on: (a) 37,151,665 shares of Common Stock outstanding as of October 28, 2021, as disclosed in the Issuer’s prospectus to the Registration Statement on Form S-1 filed with the SEC on October 28, 2021 (the “Prospectus”) plus (b) 1,490,798 shares of Common Stock issuable upon the exercise of warrants held by certain of the Redmile Funds that are currently exercisable.

(b) Redmile Group, LLC:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 15,871,125

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 15,871,125

Jeremy C. Green:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 15,871,125

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 15,871,125

Redmile Private Investments II, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 7,135,652

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 7,135,652

RAF, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 2,332,133

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 2,332,133

RedCo I, L.P.:

(1) Sole Voting Power: 0

(2) Shared Voting Power: 5,000,000

(3) Sole Dispositive Power: 0

(4) Shared Dispositive Power: 5,000,000

(c) The information in Item 6 below is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of Item 6:

New Lock-Up Agreements

On October 25, 2021, the Redmile Funds and Gerard van Hamel Platerink entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which each of the Redmile Funds and Mr. van Hamel Platerink agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of or hedge any shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) held by each of them during the period commencing upon the date of the lock-up agreements until the date that is 90 days after the date of the Prospectus, except with the prior written consent of the representatives.

The foregoing summary of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, which is filed as Exhibit 99.5 and Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1*	Joint Filing Agreement, dated as of October 15, 2020, by and among Redmile Group, LLC, Jeremy C. Green, Redmile Private Investments II, L.P., RAF, L.P. and RedCo I, L.P.

Exhibit 99.2*	Form of Warrant to Purchase Shares of Series B Preferred Stock (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on October 9, 2020).

Exhibit 99.3*	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed on October 9, 2020).

Exhibit 99.4*	Lock-Up Agreement, dated February 22, 2021, by and between Augmedix, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 26, 2021).

Exhibit 99.5	Lock-Up Agreement by and among William Blair & Company and the Redmile Funds, dated October 25, 2021

Exhibit 99.6	Lock-Up Agreement by and between William Blair & Company and Gerard van Hamel Platerink, dated October 25, 2021

* Previously filed in the Prior Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2021	REDMILE GROUP, LLC

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: November 1, 2021	/s/ Jeremy C. Green
JEREMY C. Green

Dated: November 1, 2021	redmile private investments ii, l.p.

By: Redmile Private Investments II (GP), LLC, its general partner by: redmile group, llc, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member

Dated: November 1, 2021	RAF, L.P.

By: RAF GP, LLC, its general partner

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Member

Dated: November 1, 2021	RedCo I, L.P.

By: Redco I (GP), LLC, its general partner

by: redmile group, LLC, its managing member

/s/ Jeremy C. Green
Name: Jeremy C. Green
Title: Managing Member